EXHIBIT 12 (a)

J. C. Penney Company, Inc.

and Consolidated Subsidiaries

Computation of Ratios of Available Income from Continuing Operations to Combined Fixed Charges and Preferred Stock Dividend Requirement

($ in Millions)	53 Weeks Ended 1/31/04	52 Weeks Ended 1/25/03	52 Weeks Ended 1/26/02	52 Weeks Ended 1/27/01	52 Weeks Ended 1/29/00
Income/(loss) from continuing operations (before income taxes, before capitalized interest, but after preferred stock dividend)	$521	$388	$243	$(332)	$604
Fixed charges
Interest (including capitalized interest) on:
Operating leases	65	78	74	88	91
Short-term debt	6	4	—	13	137
Long-term debt	429	403	426	464	538
Capital leases	—	—	1	3	—
Other, net	21	22	11	(2)	(7)
Less: interest expense of discontinued operations	(164)	(162)	(155)	(214)	(325)

Total fixed charges	357	345	357	352	434
Preferred stock dividend, before taxes	25	27	29	33	36

Combined fixed charges and preferred stock dividend requirement	382	372	386	385	470
Total available income	$903	$760	$629	$53	$1,074

Ratio of available income to combined fixed charges and preferred stock dividend requirement	2.4	2.0	1.6	0.1	2.3

*	Total available income from continuing operations (before income taxes and capitalized interest, but after preferred stock dividend) was not sufficient to cover combined fixed charges and preferred stock by $332 million.